Filed by Li-Cycle Holdings Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Li-Cycle Holdings Corp.

BNN Bloomberg Interview with Li-Cycle

April 20, 2021

CORPORATE PARTICIPANTS

Ajay Kochhar - Li-Cycle President and CEO

Andrew Bell - BNN Bloomberg Reporter

PRESENTATION

Andrew Bell:

... batteries for electric vehicles don’t last forever. So now the task is how to recycle them. Our guest is a co-founder of a company that recycles lithium ion batteries used in electric vehicles, and he has big plans to expand in North America. We’re joined by Ajay Kochhar, President and CEO and co-founder of Li-Cycle. Thanks very much, indeed, for coming on the show again, Ajay.

Ajay Kochhar:

Yeah, great to be here again, Andrew.

Andrew Bell:

So just remind us, what does your company do?

Ajay Kochhar:

Certainly. So Li-cycle is a commercial lithium ion battery recycling company. So folks should imagine, you have the smallest potential rechargeable lithium-ion battery from a smartphone device, all the way, of course up to, as you referred to, electric vehicle batteries and beyond. So we today, commercially take in all those types of lithium-ion batteries. And what we’re doing is returning them to their fundamental building blocks, in forms that can then be resold back into the battery supply chain. And changing the original ethos of this space, which was very focused on batteries as a waste. So we’ve changed that model, and we’re commercially operational today with numerous facilities.

Li-Cycle Holdings Corp.

BNN Bloomberg Interview with Li-Cycle

April 20, 2021

Andrew Bell:

So you’re opening your third center near Phoenix, Arizona. You already have one in Kingston, Ontario.

Ajay Kochhar:

That’s right. And we actually have a second in Rochester, New York. And to help for the viewers to understand what we do, it’s a two-stage model. This is what’s enabled us to get to scale so rapidly and be commercial. It’s a spoke and hub model. In simple terms, spokes are regional centers that get close to where batteries are. So batteries are close to population centers, electric vehicle density, battery manufacturing, and the hubs are centralized facilities that take in the inputs from the spokes.

Ajay Kochhar:

And that’s where we go back to the battery grade materials. So what we’ve announced in Arizona is our third spoke and we have two existing commercial spokes today, as you mentioned, and that facility’s going to be larger than what we already have. It’s the same commercial basis and operation, but it’s going to be taking full packs from electric vehicle batteries. So imagine out of a Tesla, the full chassis of the car is a battery pack. We do that today, but right into the facility, there won’t be any dismantling. We’ll be processing that completely in an automated fashion. So this is really us continuing to lead and getting to the next advent, if you will, of the forefront of batteries and where it’s going.

Andrew Bell:

So you’ll get the lithium and the cobalt and the nickel out of the batteries, without disassembling the batteries?

Ajay Kochhar:

Yeah, so in simple terms to the spokes, what we’re doing is... The whole focus here is let’s get closer to our batteries to cut down the cost of logistics. And we get into intermediate products. So plastics, metals, and we’re really after the cathode anode material, which is what contains to your point, Andrew, the lithium, the nickel, the cobalt. So that’s the first step, and that’s what we’ll be doing in Arizona. Why Arizona? Close to California at the nexus of where a lot of our existing battery supply network is, we serve over 40 customers today. So that’s the first step and alongside we’ve announced in Rochester, New York, a large hub. So, that’s where that intermediate product will go. And then back to your question there, that’s how we transform back into the battery grade, lithium nickel cobalt, which goes right back into a battery again.

Andrew Bell:

Have you actually got much experience in dealing with vehicle batteries? I mean, they’re big.

Ajay:

Li-Cycle Holdings Corp.

BNN Bloomberg Interview with Li-Cycle

April 20, 2021

Yeah. So today in our facilities, it’s been very fascinating. We do already get large packs. Imagine even the hybrid vehicles, five, six, seven years ago, a lot of them transitioned to lithium-ion. So we’re already getting that. Those are fair-sized, and no manufacturer wants this to happen, but of course there are recalls, damaged, defective batteries. So we get a fair amount of those today. And one thing folks should also realize, I think it can be conceptualized as the space is super far away and that lag with electric vehicles and with my [inaudible 00:04:07] One of our big sources of batteries today is also manufacturing scrap. So as you make batteries, there’s production waste, right? Natural is part of the process and things that don’t pass quality checks. So even there we get large packs again.

Ajay Kochhar:

So we’re already very experienced in handling this and we’re just taking it to the next level. Today, imagine a large pack. You have many modules which are assemblies of cells, there’s thousands of cells. So we process those automated today from the module level. We’re now taking it a step further, as you’ve heard from Tesla, VW and others, where they’re going to no modules. So just imagine many, many small cells in a large pack. Well, you can’t dismantle that. Other groups try to dismantle to a cell level. You need to be able to take that in an automated fashion. And that’s what our spoke facility in Arizona is going to be doing. So the [inaudible 00:04:57] Vanguard, the battery recycling.

Andrew Bell:

Sorry, we have less than a minute left. You are planning to go public through a special acquisition vehicle. Have you gotten a timetable for that?

Ajay Kochhar:

Yeah. So on February 16th, we announced a merger business combination agreement with Peridot Acquisition Corp. The ticker is PDAC listed on the NYSE. At present. We’re going through the customary regulatory process expected during Q2 of this year that we’ll see that likely to close. But again, it’s post the announcement raised a large pipe associated with that, and really now squarely in execution mode, really the top of the first inning as we continue to scale.

Andrew Bell:

Okay. We’ll have to leave it there Ajay. It’s always great talking to you.

Ajay:

Great. And again, thanks so much, Andrew.

Li-Cycle Holdings Corp.

BNN Bloomberg Interview with Li-Cycle

April 20, 2021

Andrew Bell:

Ajay Kochar is the President, CEO and co-founder of L-I-cycle, Li- cycle, the lithium ion battery recycler. Thanks very much indeed for watching.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Li-Cycle Holdings Corp.

BNN Bloomberg Interview with Li-Cycle

April 20, 2021

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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